July 11, 2013

Alexandra M. Ledbetter United States Securities and Exchange Commission Washington, DC 20549	Via Edgar Correspondence

Re:	Keystone Consolidated Industries, Inc.
Amendment No. 3 to Schedule 13E-3
Filed July 11, 2013
File No. 005-31481

Dear Ms. Ledbetter:

Contran Corporation (“Contran”) and KYCN Acquisition Corporation (“Merger Sub,” and together with Contran, “Filing Persons”) previously filed Schedule 13E-3 (File No. 005-31481) (the “Original Schedule 13E-3”) related to Keystone Consolidated Industries, Inc. (“KCI”) on May 10, 2013, and subsequently amended the Original Schedule 13E-3 by Amendment No. 1 thereto filed on June 7, 2013 (“Amendment No. 1”) and by Amendment No. 2 thereto filed on June 20, 2013 (“Amendment No. 2”).  Today, the Filing Persons have filed Amendment No. 3 (“Amendment No. 3”) to the Original Schedule 13E-3 in order to respond to the comment letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 27, 2013.  Amendment No. 3, a copy of which is enclosed with this letter, is referred to herein as the “Schedule 13E-3” unless the context otherwise requires.

Please note that Amendment No. 3 amends and restates the Original Schedule 13E-3 in its entirety and includes only the following modifications: (i) the changes effected by Amendments No. 1 and No. 2, (ii) additional changes made in response to the Staff’s June 27, 2013 comment letter and supplemental conversations with the Staff, (iii) updating certain dates, and (iv) correction of certain typographical errors.

The Filing Persons intend to mail the entirety of Amendment No. 3 (including the exhibits) to KCI stockholders in compliance with SEC Rule 13e-3(f)(1)(iii).  As noted in prior correspondence with the Staff, the Original Schedule 13E-3 was mailed to KCI stockholders on or about May 20, 2013.  Since Amendment No. 3 effectively incorporates all changes to the Original Schedule 13E-3 in response to the Staff's comment letters dated June 6, 13 and 27, we believe that this approach will provide a single comprehensive document that can be easily reviewed by KCI stockholders in lieu of the mailing each of Amendment Nos. 1 and 2 along with Amendment No. 3 to such stockholders.

Set forth below are the Filing Persons’ responses to the comments contained in the Staff’s June 27, 2013 letter.    The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s comment letter.  Capitalized terms not otherwise defined herein have the same meaning as defined in the Schedule 13E-3.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
July 11, 2013

Background of the Merger, page 8

1.
Comment:  We note the response to comment 2 in our letter dated June 13, 2013. Where reference is made in this section to "Contran," please revise the disclosure to identify the individuals at Contran who participated in making the decision, and/or were responsible for negotiating or communicating on behalf of Contran, as applicable. For example, we note the following disclosures:

•
"Contran commenced the tender offer because Contran wanted to increase its holdings in KCI for investment purposes, and because Contran was seeking to include KCI in its consolidated U.S. federal income tax group...." (page 8)

•	"On May 13, 2011, Contran proposed to the members of KCI's board of directors who are not affiliated with Contran that KCI commence a subscription rights offering." (page 8)

•
"On August 16, 2011, and prior to KCI's commencement of the subscription rights offering, Contran purchased an aggregate of approximately 1.55 million Shares at a price per share of $9.43 in a privately negotiated transaction with unaffiliated KCI stockholders." (page 9)

•	"On August 17, 2011, Contran indicated to KCI that Contran no longer intended to subscribe for KCI shares in the proposed subscription rights offering." (page 9)

•
"Contran indicated that, while it would be willing to consider a proposal to buy the KCI Shares held by such holders, it would not be willing to consider a purchase price at the same $9.43 per share paid for Shares purchased in August 2011 due to the significantly smaller number of Shares being offered and other terms and conditions obtained in the August 2011 transaction." (page 9)

•	"Contran indicated that it would be willing to consider an offer of $9.00 per share, which such stockholders ultimately agreed to accept." (page 9)

•
"As a result of such purchases in January and April 2013, Contran's ownership of KCI increased to 90.4%, thus permitting Contran to complete the Merger under the short-form merger provisions of the DGCL." (page 9)

Response: The Schedule 13E-3 has been amended in response to the Staff’s comment.

2.	Comment:
We note the response to comment 3 in our letter dated June 13, 2013. We are unable to conclude that Contran's past purchases of Shares, including those purchases conducted in 2013, were not transactions effected as a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3.

Response: The Schedule 13E-3 has been amended in response to the Staff’s comment.

Should you have any further questions, you may contact to me at (972) 450-4260 or via email at ANace@valhi.net.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
July 11, 2013

Sincerely,

Contran Corporation
KYCN Acquisition Corporation

By: _/s/ Andrew B. Nace
Andrew B. Nace
Vice President and General Counsel